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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                           May                         2006
                        ------------------------------------       -----------
Commission File Number                  001-32748
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                            CORRIENTE RESOURCES INC.
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                 (Translation of registrant's name into English)

    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
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                    (Address of principal executive offices)



 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F        X
                            ----------------          ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                    No         X
                          ------------------    ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------
    1. News release, dated May 24, 2006, relating to Corriente's annual general meeting.
    2. News release, dated May 25, 2006, relating to the closing of Corriente's $125 million equity offering.

                                                                   DOCUMENT 1


[GRAPHIC OMITTED]



                                 "NEWS RELEASE"

For Immediate Release                                     May 24, 2006
TSX: CTQ, AMEX: ETQ



           CORRIENTE'S ANNUAL GENERAL MEETING TO BE HELD MAY 25, 2006

                          Live Audio Webcast Available

Corriente Resources Inc. (TSX: CTQ; AMEX: ETQ) will be holding its Annual General Meeting of Shareholders at 10am (Pacific) on Thursday May 25, 2006 in the Evergreen/Fir Boardroom of Bull, Housser & Tupper, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver, BC, Canada. A live audio webcast of the meeting can be heard by accessing http://www.vcall.com/IC/CEPage.asp?ID=105122.

The webcast will be archived and available at the URL above through August 25, 2006.

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, as well as the newly discovered Mirador Norte prospect. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com.

                                                                   DOCUMENT 2

[GRAPHIC OMITTED]


                                 "NEWS RELEASE"
For Immediate Release                                          May 25, 2006
TSX: CTQ | AMEX: ETQ

             NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                    OR FOR DISSEMINATION IN THE UNITED STATES

   CORRIENTE RESOURCES INC. ANNOUNCES CLOSING OF $125 MILLION EQUITY OFFERING

Corriente Resources Inc. (TSX:CTQ, AMEX:ETQ) announces today that it has closed its offering of 19,231,000 common shares at a price of $6.50 per share, pursuant to its short form prospectus dated May 18, 2006 to raise gross proceeds of $125,001,500. The net proceeds of the offering will be used to fund the further advancement of the company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

The underwriting syndicate for the offering was led by Canaccord Capital Corporation and included Desjardins Securities Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc.

Corriente CEO, Ken Shannon commented, "With the announcement of our successful EIA approval on May 4, 2006 and this completion of our equity component, we are through the two main hurdles that copper development companies face prior to construction of operations. We are pleased to be in this strong position and can continue to move forward with scalable development of the Corriente Copper Belt as planned".

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, as well as the newly discovered Mirador Norte prospect. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

 "Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.


 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this news release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company's plans to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the Company's Annual Information Form dated April 24, 2006, a copy of which is available at www.sedar.com .


This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the U.S. Securities Act of 1933.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CORRIENTE RESOURCES INC.
                                           ------------------------------------
                                                         (Registrant)

Date:  May 25, 2006                        By:  /S/ DARRYL F. JONES
      -------------------------                --------------------------------
                                               Name: Darryl F. Jones
                                               Title:   Chief Financial Officer